

<u>MAIL STOP 3561</u>

August 24, 2006

Mr. Steven Berrand
Services Acquisition Corp. International
401 East Olas Boulevard, Suite 1140
Fort Lauderdale, Florida 33301

> **Re: Services Acquisition Corp. International ("SACI")**
> **Amendment No. 3 to Proxy Statement on Schedule 14A**
> **Filed August 3, 2006**
> **File No. 000-32552**

Dear Mr. Berrand,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Questions and Answers About the Proposals</u>

1.   We note the statement that in the event the merger is not consummated, it is more likely than not that you will be forced to dissolve and liquidate and therefore it is more likely than not that the amount distributed to public shareholders will be less than $7.54. Please clarify the reason that it is more likely than not that the distribution amount will be less than the amount in the trust.

Summary unaudited pro forma condensed consolidated financial information, page 17

2.   We note you added back the loss/gain on derivative liabilities to determine EBITDA. Per Item 10(e)(ii)(B) of Regulation S-K, you may not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years. Please revise accordingly.

Risk Factors, page 19

3.   We partially reissue prior comment ten of our letter dated July 25, 2006. Revise the subheading to risk factor 29 to clarify that the revolving line of credit is secured by substantially all of the assets of the company.

4.   We reissue prior comment 12 of our letter dated July 25, 2006. We continue to note the balances that are owed certain named vendors. Affirmatively state whether these balances are to be indemnified by your officers and directors.

5.   We reissue prior comment 13 of our letter dated July 25, 2006. We note that the indemnification only appears to cover vendors. Please clearly state those claims that would not be covered and discuss any limitations upon the indemnification. Clarify whether there are currently any claims that the company is aware of that would not be covered by the indemnification. If so, name the party with the potential claim and the amount.

Risks Relating to the SACI Business, page 29

6.   Please provide a risk factor discussing the potential impact of volatility in your income statement given the requirement to mark the warrants to fair value each period.

SACI's reasons for the Merger and Recommendation of the SACI Board, page 45

7.   Provide the basis for the belief that there was at least one other offer to purchase Jamba Juice at a similar valuation or remove. Also, it appears that the prior offer did not result in consummation of that transaction; it is also unclear how this prior potential offer compares to this transaction, given the lack of facts and circumstances relating to that prior offer, and therefore it would appear such disclosure should be removed.

8.   We note that management appears to have only considered general factors and made no specific determination relating to the valuation of the company. Please revise the disclosure to clearly disclose this and to also discuss any resultant limitations this may have upon the determination of the fairness of the transaction.

9.   Please revise your discussion under "Possibility to reduce costs as a percentage of revenue…" on page 47 to better explain why Jamba "is positioned to increase profitability over the long term."

10.   Please disclose what "third party independent research" the company used to conclude that the smoothie market is growing and that Jamba is well positioned for future growth as disclosed on page 48.

11.   On page 49 you compare your store growth potential to Starbucks and McDonalds. Given their more extensive product offerings, the greater cultural acceptance of their offerings, the seasonality of your offerings, and the relative size of their organizations, please explain how these comparisons are appropriate and why they are relevant to the current disclosure.

12.   On page 49, under "Comparable company and comparable transaction valuation metrics", you disclose that you concluded that the enterprise value of Jamba was within the range of the representative transactions you cited. For example, you state that "[t]he enterprise value of these companies as a multiple of (i) revenue ranged from 0.7 to 8.0 with an average of 2.8x …" and conclude that Jamba fell within the range. Please disclose the actual point on the range where Jamba fell and compare it to the mean, and median of that range, if known. If not, explain how you made this determination. A similar discussion should be undertaken for EBITDA.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Jamba Juice Company, page 62

13.   We note that you have eliminated your reference to the California market in response to prior comment 23 from our letter dated July 25, 2006. Supplementally advise us of the same store sales grow rate for California. Also, provide your analysis as to why such information would not be material to investors.

14.   Please disclose the material terms of your agreement with Safeway regarding the store within a store format. Also, please clarify who will operate these stores and how many Whole Foods stores Jamba continues to operate.

15.   We note your response to prior comment 31 of our letter dated July 25, 2006, which was a reissue of comment 49 from our letter dated June 16, 2006. Please explain the meaning of "certain deferred revenue from Jamba Juice Company's acquisition of Zuka Juice." Tell us the amount of deferred revenue recognized in 2005 that relates to the acquisition of Zuka. Provide us with a full and complete explanation of the nature of the deferred revenue and your basis for recording it as revenue in 2005.

16.   We note the sentence added to page 69 in response to our prior comment 32 of our letter dated July 25, 2006. Please expand MD&A to discuss the deferred tax asset as of the most recent balance sheet date and the material assumptions underlying your determination that the asset will be realized, including the period of time over which you are projecting profitable taxable income. If the asset's realization is dependent on material improvements over present levels of pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or nonroutine transactions, a description of these assumed future events, quantified to the extent practicable, should be furnished in MD&A.

Brand Extensions, page 105

17.   We note your response to prior comment 39 from our letter dated July 25, 2006. Please revise to clarify whether management has any future plans to extend its brand into "shelf-stable packaged goods." Currently it appears as if you "may" do so and that you have not allocated any resources to exploring this opportunity. In light of this, your disclosure would appear speculative unless management has more definitive plans to explore this potential opportunity.

Information About SACI, page 110

18.   We reissue prior comment 40 from our letter dated July 25, 2006. We continue to note the reference to the "length of time and associated expenses" associated with the merger. The company's Form S-1 contemplated the possibility that the company would exist for 24 months before a business combination was completed. It has been just over 13 months since the IPO was completed. Please explain how this is an unexpected time delay. Also, please explain the "expense of preparing various regulatory filings" given the company was aware of the reporting requirements at the time of the Form S-1.

19.   Please discuss in greater detail the potential liabilities and claims that may be offset from the trust account if the company dissolves and liquidates. Clarify the current cash balance outside of the trust account and state the current liabilities of SACI.

Unaudited Pro Forma Condensed Financial Statements, page 125

20.   In the third paragraph on page 127 you state, "The total from pages 130 and 134, 'Jamba Juice Pro Forma' is carried over to pages 131 and 135." The page numbers appear to be reversed in this disclosure as the totals from pages 131 and 135 are carried over to pages 130 and 134. Also, on pages 130 and 134, you title the "Jamba Juice Pro Forma" caption as "Jamba Juice". Please revise accordingly.

Directors and Management of SACI Following the Merger With Jamba Juice Company, page 144

21.   Disclose the business experience for Mr. Swette from 2002 to the present and for Mr. Martin-Busutil for the past five years. Include the beginning and ending dates for all employment disclosed and clarify the business of any entity that is not clear from the title of the company.

22.   Provide the relevance of the reference to Mr. Martin-Busutil's experience relating to more than 15 transactions for a total consideration of more than $1 billion or remove.

23.   Please update the status of the negotiations with Ms. Lombard of the terms of the separation from the company.

24.   We note that Mr. Handley was appointed to the board of SACI. Clarify whether Mr. Handley will continue to remain a director after the business combination. If not, explain the reason for appointing Mr. Handley to the board.

Financial Statements, page F-1

25.   Please revise to provide updated interim financial statements for Services Acquisition Corp. for the period ending June 30, 2006. Also, the updating requirement for the financial statements of Jamba Juice is dependent on the registrant's eligibility for relief under Rule 3-01(c) of Regulation S-X. Given the registrant's net loss of over $54 million during the six months ending June 30, 2006, it appears audited financial statements of Jamba Juice are now required for the year ending June 27, 2006.

Note 2 – Area Development Affiliations, page F-38

26.   In your response to prior comment 58 of our letter dated July 25, 2006, you state $1,250,000 was negotiated to be fair and reasonable based on an analysis and evaluation of the current and future potential of the Illinois market. As discussed in paragraph 9 and paragraphs B38 – B43 of SFAS 142, an intangible asset should be initially recognized and measured based on its fair value. Please clarify what amount management determined to be the fair value of the acquired development rights. It does not appear to be $1,250,000, considering the discount on the note of $207,500 and the entry to deferred revenue of $260,000.

27.   Please clarify whether you considered the note receivable collectable, on its own, without consideration of future offset against your note payable. Based on the reserve recorded prior to this transaction, it appears you considered payment doubtful. Explain how this relates to your consideration of the fair value of the development rights at the time of acquisition. In other words, if you considered offset of the notes receivable and payable to be likely at the time of the acquisition, it would appear that the negotiated fair value of the development rights was substantially less than $782,500.

28.   According to your response to prior comment 58 of our letter dated July 25, 2006, the first $250,000 installment was not paid in cash, but was recorded with a credit to accounts receivable from the Midwest Developer. Please clarify the account that was debited. You state this entry had no effect on the consolidated financial statements. Please explain why the forgiveness of this amount receivable did not result in expense or an asset related to the development rights.

29.   We note the bad debt reserve related to Heartland totaled $689,000 at the end of 2002, and a reserve of $503,000 existed when the $1 million note payable was recorded. However, bad debt expense recorded for transactions related to Heartland appears to have only been $262,000, based on your prior supplemental responses. Please tell us what account was debited when the remainder of the notes receivable reserve was established.

30.   Based on your response to prior comment 58 of our letter dated July 25, 2006, it appears the cost for the development rights related to the $1,000,000 note payable may have been $533,000, after accounting for the discount on the note and the reversal of deferred revenue, and that $503,000 was debited to remove the reserve on the note receivable from the developer. Please explain why the cost for the development rights was not recorded as expense or an asset related to the development rights. It would appear the reversal of a reserve on the note would be a separate transaction possibly involving an entry to bad debt expense. Provide an explanation of your accounting treatment. If you believe the impact of this accounting treatment on the financial statements is immaterial, please explain why.

31.   As discussed in prior comment 59 of our letter dated July 25, 2006, you recognized revenue of $2.8 million on a cash basis during 2004 and 2003 for providing employees to the Midwest Developer, including $250,000 in revenue recognized in 2004 in the entry to offset a portion of the note payable. This revenue was recognized while the developer owed you unpaid amounts relating to outstanding royalties and advertising. These amounts receivable were combined in a note, which appears to have totaled approximately $843,000 during 2003 and 2004, and there was no reserve. In your response to our comment, you state the note called for a specific payment schedule and this allowed you to identify which payments related to the note receivable versus new revenue being recognized on a

cash basis. However, from your prior supplemental responses it does not appear that any payments were made on this note. Please provide us with the details of the payment schedule and discuss the actual payments, if any, made by the developer. Explain whether the developer was delinquent with respect to payments on the note and whether they were in default under the agreement. We repeat our request for you to explain why you believe it was appropriate to recognize revenue for the provision of employees while you had an unreserved note receivable from the party. Explain why the $250,000 note payment due in 2004 was recorded to revenue, rather than offset against the note receivable.

32.   From your prior supplemental responses, it appears the $842,500 note receivable from the Midwest Developer was eliminated in 2005. It appears from your response to prior comment 58 that $288,000 of the note was forgiven in connection with your purchase of the eight stores in the Illinois market. Please tell us whether the developer paid the remainder of the note receivable or explain the accounting treatment in detail.

33.   In your response to prior comment 62 of our letter dated July 25, 2006, you state, "To the extent the note payable balance exceeded the note receivable at the end of each fiscal year, this amount was recorded as a credit to Franchise Revenue and a debit to the note receivable. This netted the note receivable and note payable balances to zero." Please tell us the balances of the notes payable and receivable at the inception of the note payable and as of each fiscal year-end and the amount of revenue recognized each year as a result of this treatment. Explain the underlying causes of the changes in the balances, since it appears they did not result from payments on the note receivable. It appears this $465,000 in revenue is in addition to the $2.8 million in revenue recognized from cash payments by the developer. As such, explain how this treatment is consistent with your stated accounting policy of recognizing revenue on a cash basis.

Financial Statements, page F-56

34.   We note your August 9, 2006, letter to Ms. Carol Stacey, in the Division of Corporation Finance Office of Chief Accountant, requesting a waiver with respect to audited 2003 financial statements for JJC Florida and audited 2003 financial statements and unaudited 2004 and 2005 financial statements for JJC Hawaii. While this request is pending, we re-issue our previous comment 65.

35.   We re-issue prior comment 66 of our letter dated July 25, 2006 as we could not find the requested revisions.

Form 10-KSB/A as of December 31, 2005

36.   We note your response with respect to prior comment 70 of our letter dated July 25, 2006 stating the option to purchase 750,000 shares is considered an equity instrument since the "underlying shares do not need to be registered, and all other criteria to be accounted for as an equity instrument have been fulfilled." Given that the unit purchase option and the underlying units are registered at the time of effectiveness, it appears you will be required to deliver a current prospectus at the time the unit purchase option is exercised and units are delivered to the holder. In light of this fact, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you will be required to record the fair value of the unit purchase option as a liability at each balance sheet date, with changes to fair value reported on the income statement. Please tell us how you have considered the guidance in EITF 00-19 in your accounting for the unit purchase option. If you conclude liability classification is appropriate, explain the method and assumptions you will use to calculate the fair market value of the options.

37.   We note a volatility of 41% was used to calculate the fair value of the unit purchase option as of each balance sheet date from September 30, 2005, through June 30, 2006. Please explain why this estimate has not changed, particularly for periods subsequent to the March 10 merger agreement with Jamba Juice. Please clarify whether the estimated volatility of 41% was calculated using the average of the volatilities of the similar public companies as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. Also, tell us whether you calculated volatility for the representative companies for the period of time equal in length to the term of the option through the balance sheet date or other date, to the extent of the companies' operating histories. Also, tell us whether you calculated volatility using daily historical prices or some other interval. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility.

38.   Please explain why you have not amended the Form 8-K dated July 6, 2005, to provide revised financial statements reflecting the treatment of the warrants and unit purchase option under EITF 00-19.

Form 8-K filed August 3, 2006

39.   Please file validly executed exhibits 10.1, 10.2 and 10.3. These extensions should also be included as annexes to the proxy statement.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

Cc: Kenneth Koch
       Fax # (212) 983-3115